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                                                                  EXHIBIT (a)(4)
                            [PEAK TECHNOLOGIES LOGO]

                                                                  April 29, 1997
Dear Fellow Stockholder:

     I am pleased to inform you that on April 23, 1997, The Peak Technologies Group, Inc. ("Peak") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Moore U.S.A. Inc. ("Moore") and its indirect wholly-owned subsidiary, Kirkwood Acquisition Corp. ("Purchaser"), pursuant to which Purchaser is commencing a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of Common Stock of Peak, including the associated preferred stock purchase rights, at a purchase price of $18.00 per share in cash. Following the successful completion of the Offer, in accordance with the terms of the Merger Agreement, Purchaser will merge with and into Peak (the "Merger") and Peak will continue as the surviving corporation indirectly owned by Moore. Each share of Peak Common Stock not purchased in the Offer will be converted in the Merger into the right to receive $18.00 per share (or any greater amount paid in the Offer) in cash, without interest.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF PEAK, AND RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of William Blair & Company to the effect that the $18.00 per share cash consideration to be received by Peak stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders.

     In addition to the attached Schedule 14D-9 relating to the Offer, enclosed is the Offer to Purchase, dated April 29, 1997, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your shares of Common Stock. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

     On behalf of your Board of Directors, I thank you for your continued support.

                                          Sincerely yours,
                                          /s/ NICHOLAS R.H. TOMS
                                          Nicholas R.H. Toms
                                          Chairman of the Board and
                                          Chief Executive Officer